FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated October 15, 2013

Commission File Number 1-14878

GERDAU S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Av. Farrapos 1811

Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐               No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2013

GERDAU S.A.

	By:	/s/ André Pires de Oliveira Dias
	Name:	André Pires de Oliveira Dias
	Title:	Executive Vice President Investor Relations Officer

INCORPORATION BY REFERENCE:  This Report on Form 6-K shall be incorporated by reference in the Registration Statements on Form S-8 (Registration Nos. 333-179182 and 333-171517) filed by Gerdau S.A. under the Securities Act of 1933, as amended, or the Securities Act, to the extent not superseded by documents or reports subsequently filed by Gerdau S.A. under the Securities Act or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit

4.4	Gerdau North America Equity Incentive Plan, effective August 30, 2010, Amended and Restated September 19, 2013 (Reg. No. 333-179182)
4.7	Gerdau North America Equity Incentive Plan, effective August 30, 2010, Amended and Restated September 19, 2013 (Reg. No. 333-171517)